FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, P.O.Box 144, Yokneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form-6K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
  Notice of 2007 Annual General Meeting of Shareholders and Proxy Statement dated July 24, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 July, 2007	By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number Description of Exhibit
  Notice of 2007 Annual General Meeting of Shareholders and Proxy Statement, dated July 24, 2007.

Exhibit 1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Mind C.T.I. Ltd. (the "Company") will be held on Tuesday, August 28, 2007 at 11:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, second floor, Yoqneam 20692, Israel, for the following purposes:

  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors;

  to re-elect Ms. Monica Eisinger, a member of Class I of the Board of Directors of the Company, whose term of office shall expire at the 2007 AGM, as a director of the Company;

  to re-elect Mr. Amnon Neubach, whose term of office expired on April 12, 2007, as an outside director of the Company; and

  to discuss the Company's audited financial statements for the year ended December 31, 2006.

Shareholders of record at the close of business on July 31, 2007 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Alternatively, shareholders may elect to vote their shares by a Hebrew- language written ballot the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company. Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to Mind CTI Ltd., attention: Legal Counsel, P.O. Box 144, Yoqneam 20692, Israel, no later than ten days following the record date. Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Shareholders.

Dated: July 24, 2007	By Order of the Board of Directors, /s/ Monica Eisinger =================== Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 20692, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 per share nominal value (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2007 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday August 28, 2007 at 11:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, second floor, Yoqneam 20692, Israel.

The agenda of the Meeting shall be as follows:

  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors;

  to re-elect Ms. Monica Eisinger, a member of Class I of the Board of Directors of the Company, whose term of office shall expire at the 2007 AGM, as a director of the Company;

  to re-elect Mr. Amnon Neubach, whose term of office expired on April 12, 2007, as an outside director of the Company; and

  to discuss the Company's audited financial statements for the year ended December 31, 2006.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or by a duly executed Hebrew- language written ballot the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 31, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 1, 2007 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On July 18, 2007 the Company had outstanding 21,592,510 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of July 18, 2007, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned	Percentage of Ordinary Shares
Monica Eisinger	4,106,000(2)	19.0%(1)

(1)	Based on 21,592,510 ordinary shares outstanding on July 18, 2007.
(2)	Includes 12,000 ordinary shares issuable upon the exercise of warrants that are exercisable on July 18, 2007 or within 60 days thereafter.

ITEM 1 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Company's auditor is Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (the "Auditor "). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company's independent auditor until the next Annual General Meeting. A report shall be presented to the Meeting of the remuneration to the Auditor for audit and non-audit services provided to the Company.

Under the Israeli Companies Law, 5759 - 1999 (the "Companies Law"), the shareholders of the Company are authorized to appoint the Company's auditor and to authorize the Board of Directors to determine its remuneration. The Company's Board of Directors will authorize its Audit Committee to determine the Auditor's remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002. It is proposed that the Auditor, Kesselman & Kesselman, be re-appointed as the Company's independent auditor until the close of the next Annual General Meeting.

Vote Required

Approval of this matter requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy or written ballot, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Auditor, Kesselman & Kesselman, be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the next Annual General Meeting, and that the Board of Directors be, and it hereby is, authorized to determine its remuneration or to delegate the Audit Committee of the Company to do so."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 - RE-ELECTION OF DIRECTOR

Under the Company's Articles of Association, our Board of Directors (excluding our outside directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Ms. Monica Eisinger is a member of Class I of the Board of Directors, and her term of office shall expire at the Meeting. If Ms. Monica Eisinger is re-elected, her term of office shall expire at the Company's 2010 Annual General Meeting of shareholders.

Ms. Eisinger is a founder of our company and has been President, Chairperson and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. in Computer Science and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-elect Ms. Eisinger as a Class I director of the Company to serve until the Annual General Meeting to be convened in the third year following this re-election."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 - RE-ELECTION OF OUTSIDE DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law" ), to have at least two outside directors ( "outside directors" ). Outside directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliation with the Company or its affiliates, as such terms are defined in the Companies Law.

In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the Company or provide professional services to the Company for compensation.

The Company's Board of Directors is divided into three classes of directors, denominated Class I, Class II and Class III. The outside directors are required to be elected by the shareholders, but they will not be members of any class. The initial term of service of an outside director is three years and may be extended for an additional term of three years. Thereafter, an outside director may be reelected by our shareholders for additional periods of up to three years each in certain circumstances described below. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors that is authorized to carry out one or more powers of the board of directors must include at least one outside director.

As mentioned above, the initial term of an external director is three years and may be extended for one additional term of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our board of directors confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company.

At Annual General Meeting of the Company's shareholders held on April 13, 2004, the shareholders elected Mr. Amnon Neubach as an outside director of the Company for a second three-year term. This second three-year term of service of Mr. Amnon Neubach expired on April 12, 2007. At the Meeting, shareholders will be asked to re-elect Mr. Amnon Neubach for an additional three-year term of service as an outside director of the Company on the same terms as approved for outside directors at the Extraordinary Meeting of the Company's shareholders held on February 12, 2001. The Company has received a declaration from such nominee that he fulfills all the qualifications of an outside director under the Companies Law. On February 20, 2007, the Company's Audit Committee and Board of Directors resolved to recommend that our shareholders elect Mr. Amnon Neubach as outside director for an additional term of three years. The reasons underlying this resolution include Mr. Neubach's vast business experience, which is summarized below, and his knowledge of the Company, its markets and related fields of operations. The Company's audit committee and Board of Directors believe that Mr. Neubach's service as an outside director is in the best interest of the Company.

A brief biography of Mr. Amnon Neubach is set forth below:

Mr. Neubach has served as an external director of our company since February 2001. From 2001 until 2003 Mr. Neubach has served as Chairman of the Board of Pelephone Communications Ltd., a company founded by Bezek and Motorola, Mr. Neubach served as an economic consultant to several companies in the private sector since 1997. From 1995-1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990-1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Currently Mr. Neubach serves as a director of Leumi Card Ltd., Delta Ltd., Direct Insurance Ltd. and Aspen Ltd. Mr. Neubach also serves as a director on the boards of two privately held companies. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-elect Mr. Amnon Neubach as an outside director of the Company for a term of three years."

The election of outside directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one third of the shares of non-controlling shareholders voting on this item are voted in favor of the election of the outside directors, or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - FINANCIAL STATEMENTS

The Company has included a copy of its audited financial statements for the year ended December 31, 2006 (the "Financial Statements") in a Form 6-K, which was filed with the Securities and Exchange Commission (SEC) on June 6, 2007. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov . These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law.

The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: July 24, 2007	By Order of the Board of Directors, /s/ Monica Eisinger =================== Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer